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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

April 28, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Sprint Corporation
Registration Statement on Form S-4
Filed March 15, 2005
File 333-123333

Ladies and Gentlemen:

On behalf of Sprint Corporation, we are delivering with this letter for filing under the Securities Act of 1933, as amended, the following:

•	Amendment No. 1 (the “First Amendment”) to the Registration Statement on Form S-4 (File No. 333-123333) (“the Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the First Amendment, without exhibits, marked to show changes from the Registration Statement filed with the SEC on March 15, 2005.

Sprint has received the Staff’s comments relating to the Registration Statement contained in the Staff’s letter of April 18, 2005. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter as well as Sprint’s response to each of the Staff’s comments. Unless otherwise noted, all page references in the responses are to the First Amendment.

ATLANTA • HOUSTON • LONDON • NEW YORK • WASHINGTON, D.C.

Securities and Exchange Commission

April 28, 2005

Cover Page/Joint Letter to Shareholders

Staff’s Comment 1: Please delete the final three sentences of the first paragraph, as they do not appear to constitute information required by Item 501 of Regulation S-K or, without sufficient additional contextual information, information that is key in making investment decisions.

Response: We have deleted the final three sentences of the first paragraph of the joint letter to stockholders as requested.

Staff’s Comment 2: Please note that the $2.8 billion cash limit and additional issuances of stock by either company before the merger, among other things, could lead to adjustments that reduce the expected 1.3 share value in merger consideration.

Response: In response to the Staff’s comment, we have included a sentence in the first paragraph of the joint letter stating that the $2.8 billion cash limit could lead to merger consideration that is less than the value of 1.3 shares of Sprint Nextel common stock. We have also added a sentence clarifying that, among other things, additional issuances of stock by Nextel that are not offset by issuances of stock by Sprint would lead to adjustments in this allocation of cash and shares.

Staff’s Comment 3: Please disclose the total number of Sprint shares that you currently expect to issue under the proposed merger, as required by Item 501(b)(2) of Regulation S-K. In addition, disclose the percentage of outstanding Sprint common shares that the Nextel shareholders are expected to hold after the merger is completed.

Response: We have provided additional language in paragraphs two and three of the joint letter that discloses both the maximum number of Sprint shares that Sprint expects to issue under the proposed merger and the percentage of outstanding Sprint shares that the Nextel stockholders are expected to hold after the merger is completed.

Staff’s Comment 4: Since the initial merger consideration is subject to adjustment, and the merger will not be completed until some time after the stockholders’ meetings, the number of shares of Sprint Nextel stock and cash consideration to be issued per share of Nextel stock will not be known at the time of the meetings. Accordingly, prominently disclose on the cover page that:

•	Sprint and Nextel stockholders will not know at the time of their respective votes the number of shares and amount of cash that the Nextel stockholders will receive in the merger; and

•	the value of the merger consideration Nextel shareholders will receive may be less than the current market value of 1.3 shares of Sprint stock.

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April 28, 2005

Response: In response to the Staff’s comment, we have revised the joint letter to include the following statements:

•	Sprint and Nextel stockholders will not know at the time of their respective annual meetings the number of shares and amount of cash that the Nextel stockholders will receive in the merger; and

•	the per share value of the merger consideration that Nextel stockholders will receive may be less than the current market value of 1.3 shares of Sprint stock.

Questions and Answers About the Merger, page 1

Staff’s Comment 5: Please consider adding a question and answer about Nextel shareholders’ rights of appraisal so that the information is included with the description of voting procedures rather than in the summary. Briefly explain what appraisal rights are.

Response: In response to the Staff’s comment, we have added a question and answer on page 2 regarding appraisal rights and have deleted the disclosure that appeared in the Summary.

Summary, page 3

Staff’s Comment 6: Please place the information in the second italicized paragraph on page 3 in its own subsection. In addition, please revise this information so that it is clear what the current capital stock of Sprint is and what the capital stock will be after the merger. In this regard, your varying references to Sprint’s capital stock can be confusing. For example, on the cover page/letter to shareholders, you refer to the following types of capital stock:

•	shares of Sprint stock;

•	Sprint Nextel common stock;

•	Sprint Nextel non-voting common stock;

•	Sprint Nextel preferred stock;

•	Sprint’s FON common stock, series 1; and

•	Sprint series 1 common stock, non-voting common stock and ninth series preferred stock.

Response: As requested, we have moved certain of the information formerly in the second italicized paragraph of the Summary to its own subsection entitled “Capital Stock” on page 4. We have also revised and broadened that disclosure to clarify the varying references to Sprint’s capital stock.

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The Companies, page 3

Staff’s Comment 7: In your brief discussion of Sprint’s and Nextel’s businesses, please note their current financial condition, including revenues for Nextel and net income or losses for both companies for fiscal 2004.

Response: The discussion of Sprint’s and Nextel’s businesses on page 3 now reports the companies’ respective revenues and net income or loss for fiscal 2004. The same disclosure was also added to pages 102–103.

Consideration to be Received in the Merger..., page 4

Staff’s Comment 8: As currently written, it is very difficult to understand what the merger consideration is intended to be, under what circumstances it can be adjusted, the potential magnitude of any adjustments and when the merger consideration will be determined in relation to the shareholder vote. Please revise to include a table showing what you expect the per-share merger consideration would be if all contemplated events occur (from the spin-off to a reasonable assumption of Sprint and Nextel issuances of stock after the stockholders’ meetings), what happens if there is no spin-off, and what happens if there are other adjustments. Also illustrate how the value of the consideration to be received by holders of Nextel Class A common stock will fluctuate with the price of Sprint’s FON common stock. Revise to present as a bulleted list the reasons why the merger consideration is not determinable now or at the time of the stockholders’ meetings and the variables in determining the merger consideration. Consider briefly explaining the tax reasons behind the adjustments any caps on the type or amount of merger consideration. If you believe that the information can be clearly and concisely presented in another manner, please revise accordingly.

Response: As requested, we have revised the section to clarify what the merger consideration is intended to be, the circumstances under which it can be adjusted, the potential magnitude of any adjustments and when the merger consideration will be determined. The section entitled “Summary—The Merger—Consideration to be Received in the Merger by Nextel Stockholders—Illustration of Merger Consideration” on page 7 now includes a table showing how the value of the consideration to be received by holders of Nextel class A common stock will fluctuate with the price of Sprint’s FON common stock based on specified assumptions as to adjustments to the exchange ratio. We have also explained on pages 5–6 the tax reasons behind these adjustments and the caps on the type and amount of merger consideration. We have disclosed that the merger consideration adjustments will be the same, whether or not the contemplated spin-off occurs.

Staff’s Comment 9: Briefly indicate how outstanding Sprint and Nextel stock options and stock-based awards will be treated in the merger.

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April 28, 2005

Response: In response to the Staff’s comment, we have provided additional disclosure on page 8.

Directors and Executive Management Following the Merger, page 5

Staff’s Comment 10: We encourage you to delete the list of other executive officers from the summary and rely on the cross-reference you have provided.

Response: As requested, we have deleted the list of other executive officers from the Summary on page 8.

Opinions of Financial Advisors, page 6

Staff’s Comment 11: Disclose the total fee that each of the fairness advisors will receive and specifically note the amount and percentage of the respective fees that will be paid only if the merger is successfully consummated. Please consider adding a risk factor to address the contingent nature of the fee structure.

Response: In response to the Staff’s comment, we have disclosed the total fee that each of the financial advisors will receive, noting the amount and percentage of the respective fees that will be paid only if the merger is successfully consummated. Please see “Summary—The Merger—Opinions of Financial Advisors” beginning on page 9.

We have considered your suggestion with respect to the addition of a risk factor but believe that the contingent fee structure is a customary one for financial advisor fees in a merger and that the required payment of the fees at the completion of the transaction does not constitute a risk but is one of the known costs to be incurred if the merger is successfully consummated. Accordingly, no revisions to the risk factors have been made in this regard.

Interests of Directors and Executive Officers in the Merger, page 7

Staff’s Comment 12: Please provide an aggregate dollar amount of the benefits Sprint and Nextel executive officers and directors are expected to receive as a result of their interests in the merger, such as the values of the equity-based awards that will be accelerated and the retention payments and arrangements. Also include the increases in salary and bonus or incentive opportunities that executive officers will have upon completion of the merger.

Provide expanded disclosure under “—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” on page 55 by presenting quantified information on both an aggregate and individual basis.

Response: We have provided aggregate information on page 10 of the Summary. In addition, we have provided on page 69 the aggregate amount of cash and the number of equity-based awards for Sprint and Nextel executive officers and directors that were granted subject to

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completion of the merger and the number and weighted average exercise prices of equity awards that are or may be subject to accelerated vesting as a result of the merger. In addition, we have provided on page 73, on both an aggregate and individual basis, the amount of cash and number of equity-based awards for Sprint and Nextel executive officers and directors that were granted subject to completion of the merger and the number of such awards that are subject to acceleration as a result of the merger.

Material U.S. Federal Income Tax Consequences, page 7

Staff’s Comment 13: Please disclose that you have received opinions from counsel on the material tax consequences of the merger. Identify counsel and briefly summarize their opinion. In addition, when referring to the opinions that are a condition to closing, clarify throughout your disclosure that those opinions are second or confirming opinions of the opinions that you have already received.

Response: In response to the Staff’s request, we have disclosed on page 11 of the Summary that Sprint and Nextel have received opinions from their respective counsel on the material tax consequences of the merger. We have also identified the counsel and briefly summarized their opinions. In addition, when referring to the opinions that are a condition to completion of the merger, we have clarified throughout the disclosure that those opinions are separate and independent opinions of the opinions that Sprint and Nextel have already received.

Conditions to Completion of the Merger, page 8

Staff’s Comment 14: Disclose here, and on pages 75 and 76 under “Conditions to Completion of the Merger,” the material conditions to the merger that are waiveable. In addition, disclose here whether it is the Nextel board’s intent to resolicit stockholder approval of the merger if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger, especially the receipt of an opinion that a merger is not taxable to stockholders.

Response: In response to the Staff’s comments, we have provided additional disclosure on pages 12–13, as well as on pages 89–90.

Termination of the Merger, page 9

Staff’s Comment 15: Please describe the circumstances under which the $1 billion termination fee would be payable to either Sprint or Nextel. Briefly discuss the financial impact that the payment of the $1 billion termination fee would have on each company. We may have further comment.

Response: In response to the Staff’s comments, we have added on page 14 a description of the circumstances in which the termination fee would be payable and the impact of the payment on each company.

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General

Staff’s Comment 16: Briefly list what material events must occur following the merger. For example, we note your disclosure on page 26 that Sprint Nextel would have to offer to repurchase specified Nextel outstanding debt and would be subject to the holders of a majority of Nextel Partners’ class A common stock voting to require Sprint Nextel to repurchase all of the outstanding Nextel Partners class A common stock not held by Nextel.

Response: In response to the Staff’s comment, we have added on page 13 a description of the two material events that could occur as a result of the completion of the merger.

Risk Factors, page 22

General

Staff’s Comment 17: We note your reference to risks described in documents that Sprint and Nextel file with the SEC and incorporate by reference into the joint proxy statement/prospectus. If you intend to incorporate risk factors by reference, then please follow these guidelines:

•	You must identify the particular document and section of the document that contains the risk factor disclosure that you are incorporating by reference;

•	Your risk factor disclosure must comply with our Rule 421 of Regulation C. See Question 3 of Updated Staff Legal Bulletin No. 7 (July 7, 1999); and

•	Your risk factor disclosure must be current.

In the alternative, you may physically include the risk factor disclosure in your document.

Response: In response to the Staff’s comment, we have included on page 27 specific references to the documents that contain the risk factors being incorporated by reference. We believe that the risk factors being incorporated by reference are current and in compliance with Rule 421 of Regulation C.

Staff’s Comment 18: Tell us what consideration you have given to including a risk factor that describes the impact of the greater indebtedness of the combined company, assuming a significant portion of Nextel’s outstanding indebtedness is not repurchased or extinguished immediately after the merger.

Response: In response to the Staff’s comment, we supplementally advise the Staff that we have considered the addition of the requested risk factor and concluded that the risk is less significant for the resulting company than for either Sprint or Nextel on a standalone basis. Sprint’s long-term debt is currently rated investment grade, and Nextel’s long-term debt is

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currently rated one level below investment grade. The resulting company will have more resources available to service its debt and, based on the anticipated synergies from the transaction, will be less leveraged than either Sprint or Nextel is currently. While the repurchase of Nextel’s outstanding indebtedness would likely require the incurrence of a corresponding amount of new indebtedness, any such transaction would not have a material effect on total debt.

Staff’s Comment 19: Tell us what consideration you have given to including a risk factor that describes possible conflicts of interest due to management and director interests in the merger.

Response: In response to the Staff’s comment, we have added a risk factor on page 33 describing possible conflicts of interest due to directors’ and executive officers’ interests in the merger.

The businesses of Sprint, Nextel and Sprint Nextel could be adversely..., page 23

Staff’s Comment 20: Please revise the general risk factor caption to more particularly describe the risk posed.

Response: Upon further consideration, we have concluded that the potential risk identified in this risk factor is not material and have therefore deleted the risk factor in its entirety.

Failure to complete the merger could negatively impact..., page 24

Staff’s Comment 21: Please provide enough detail to put the risk in context. For example, summarize the circumstances that lead to the $1 billion termination fee and quantify the known costs that are payable whether or not the merger is completed. Also, in the caption, revise to explain how the information in the body of the risk factor “could negatively impact the stock prices and the future business and financial results of Sprint and Nextel.”

Response: In response to the Staff’s comment, we have modified the disclosure (including the caption) on pages 28–29 and have provided additional disclosure. We have also deleted the reference to the costs payable whether or not the merger is completed, because this is a generic risk of all types of transactions and the amounts estimated to be incurred by the parties are immaterial.

The merger is subject to the receipt of consents and approvals..., page 24

Staff’s Comment 22: To aid investors in assessing the likelihood of the risk, disclose here that you have filed applications and related materials with the Federal Trade Commission and the Department of Justice and indicate whether waiting periods have expired or have been terminated. Also indicate that you have not received Federal Communications Commission and

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state commission approvals and do not expect to receive them before the stockholders meetings, as you state on page 8.

Response: As requested, we have disclosed on pages 29–30 that Sprint and Nextel have filed applications and related materials with the Federal Trade Commission and the Department of Justice and received a second request from the Department of Justice. We have also indicated that Sprint and Nextel have not yet received Federal Communications Commission and state commission approvals and that the applicable antitrust waiting periods have not yet expired or been terminated. Moreover, we have indicated that we may not receive these approvals, and that the applicable antitrust waiting periods may not have expired or been terminated, before the stockholders meetings.

The completion of the contemplated spin-off..., page 24

Staff’s Comment 23: Please clarify what the risk is to the combined company and its shareholders of Sprint Nextel being unable to spin-off its local telecommunications business. To assist investors in assessing the magnitude of the risk, please briefly discuss the financial condition of Sprint’s local telecommunications business for fiscal 2004, such as its revenues and net losses or income. We note the disclosure on page 5 and in note 18 to the financial statements of Sprint’s 2004 10-K.

Response: In response to the Staff’s comment, on page 30 we have provided additional information to clarify the risk posed to the combined company and its stockholders if Sprint Nextel is unable to spin off its local telecommunications business. We have also added information on the financial performance of Sprint’s local telecommunications business for fiscal years 2003 and 2004.

Sprint is subject to exclusivity provisions and other restrictions..., page 27

Staff’s Comment 24: In order to evaluate the magnitude of the risk concerning the three Sprint PCS affiliate arrangements that do not have an expressly defined network, please indicate any minimum penalty amounts set forth in the agreements for the possible breaches.

Response: Although the management agreements with the Sprint PCS affiliates do not set forth minimum penalty amounts, in response to the Staff’s comment, we have added disclosure on page 33 describing the potential remedies in the event of a material breach of the agreements.

The Merger, page 30

Background of the Merger, page 30

Staff’s Comment 25: We note that the Sprint and Nextel have regularly considered opportunities for business combinations. Please disclose whether, from June 2003 through the

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time of the current merger discussions, Sprint or Nextel identified or engaged in discussions with other candidates regarding a potential business combination. For example, we note the following opportunities each board had to engage in discussions with other parties:

•	after discussions between the two parties were terminated in August 2003;

•	when Sprint indicated it wasn’t interested in pursuing discussions with Nextel on February 8, 2004;

•	when Nextel deferred discussions with Sprint in late June 2004; and

•	when discussions between Sprint and Nextel were suspended on August 26, 2004.

If other opportunities weren’t pursued, please indicate why, and explain why each board decided to pursue a business combination with each other rather than other third parties. We may have further comment.

Response: In response to the Staff’s comment:

•	We have provided additional disclosure on pages 36–41 stating in substance that, while each of Sprint and Nextel considered other possible transactions during the period prior to the initiation of substantial discussions in April 2004, neither company engaged in substantive discussions of any transaction that reasonably could have been expected to preclude the Sprint-Nextel merger, with the possible exception of the activities relating to the potential acquisition by Nextel of AT&T Wireless discussed on page 36.

•	We have not, however, included any specific discussion in respect of the deferral of discussions in June 2004, given that the discussions were merely being suspended for a period because of Nextel’s desire to focus on its then-pending consensus plan application and because substantive discussions regarding the terms of a potential transaction with Sprint had not progressed significantly at that time.

•	Additional disclosure has been added with respect to why other alternatives were not pursued on page 36.

Staff’s Comment 26: Please discuss in more detail the disagreements that lead to the suspension of discussions on August 26, 2004. For example, what were the differences over the economic terms of the transaction?

Response: In response to the Staff’s comment, we have provided additional information on page 38 as to the key matters in dispute when discussions were suspended in August 2004.

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Staff’s Comment 27: Since the inability to agree on economic, governance and other terms were the reasons for suspending discussions in August 2004, explain when and how these issues were resolved. In this regard, please discuss in more detail the nature of the November 2004 discussions concerning the “financial terms of the potential business combination and key governance issues,” as well as the “key transaction points” negotiated on December 3, 2004.

Response: In response to the Staff’s comment, we have provided additional disclosure as to the nature of the discussions in November and December beginning on page 38.

Staff’s Comment 28: Please discuss further the negotiation of key aspects of the proposed deal, including:

•	the exchange ratio and type of merger consideration;

•	structuring the transaction as a “merger of equals,” including the final percentage of outstanding Sprint common shares that the Nextel shareholders would own post-merger;

•	the potential spin-off of Sprint’s local telecommunication business and the impact of that spin-off on the merger consideration due to tax concerns; and

•	the deal protection provisions, including the $1 billion termination fee.

Response: In response to the Staff’s comment, we have provided additional discussion regarding the negotiation of key aspects of the proposed deal beginning on page 38.

Staff’s Comment 29: Disclose the closing sale prices and implied exchange ratios of each company’s stock on December 14, 2004, the evening of which the Sprint and Nextel boards approved the merger agreement.

Response: In response to the Staff’s comment, we have added the stock price/ratio information on page 41.

Strategic and Financial Rationale, page 33

Staff’s Comment 30: Please balance your disclosure by addressing here material potential disadvantages of the merger and, if necessary, reconciling the stated advantages, such as technology opportunities or increased size and scale, with the disadvantages, such as the difficulties with integrating dissimilar wireless networks or possible network definition issues with Sprint PCS Affiliates that you describe in your risk factors. As another example, if necessary, reconcile the disclosure concerning increased financial flexibility with the possible significant Nextel debt repurchase following the merger and other integration and spin-off costs.

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Response: We note that the referenced section “Strategic and Financial Rationale” is not a typical “reasons for” discussion as to which “reasons against” disclosure is appropriate, but rather is intended to identify the fundamental rationales for the merger. Nonetheless, in response to the Staff’s comment to provide more balanced disclosure, we have provided additional cross-references in this section to the sections entitled “Sprint Board of Directors’ Recommendation” and “Nextel Board of Directors’ Recommendation” beginning on pages 44 and 45, respectively, and have added language in those sections to help clarify the underlying disclosure.

Sprint Board of Directors’ Recommendation, page 36

Staff’s Comment 31: Please revise your disclosure under your reasons for the merger to more fully convey to stockholders your reasons for merging at this time, with Nextel in particular, and on the agreed terms. Describe in specific terms what it was about each factor that supports or does not support the board’s decision.

•	For example, you disclose that your board considered “comparisons of historical financial measures for Sprint and Nextel....”; how did this impact the board’s determination to merge with Nextel in particular at this time?

•	Also, specifically address how the fourth bullet point on page 36 was considered in merger deliberations, since it appears that Sprint could spin-off this business without the merger, and it is suggested in this filing that the merger could occur without the spin-off. Another consideration is that the financial advisors were not asked to, and did not, address the contemplated spin-off in their opinions about the fairness of the merger consideration. Also, indicate how it was considered that a “merger of equals” could complicate a near-term tax-free spin-off.

•	As another example, specifically address how the Sprint board determined “the size of the termination fee is reasonable in light of the size and benefits of the merger” when it appears that the termination fee could have a prohibitive effect on potential other merger or partnership offers, since, as you suggest on page 28 and elsewhere in the filing, your industry has been experiencing mergers and consolidations.

•	In addition, indicate what consideration the Sprint board gave to the merger term that would lead to Sprint stockholders’ not receiving dividends anymore; how important of a consideration was it that the spun-off entity pay dividends and at a particular amount?

These are only a few examples of items to consider. Please revise each factor accordingly.

Response: We have provided additional disclosure to each of the specific factors, where appropriate, listed on pages 44–45, explaining in more detail how the factors supported (or did

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not support) the decision of the Sprint board to pursue the merger. In particular, we note the following in response to the specific bullet points above:

•	We have rewritten the factor regarding “comparisons of historical financial measures for Sprint and Nextel....” as the third bullet point on page 44 to better reflect the consideration given by Sprint’s board to Nextel’s financial profile and asset mix. Although this factor did not directly influence the board’s determination to merge with Nextel at this particular time, it was an important factor in the board’s general conclusion that a merger with Nextel represents the best strategic option available to Sprint.

•	In response to the Staff’s comment, we have rewritten the factor addressing the consideration given by Sprint’s board to the spin-off to include the principal strategic rationales for the spin-off (see the eighth bullet point on page 44). We also note that the consideration given to the spin-off is reflected in the discussions throughout the First Amendment regarding the adjustments to be made to the exchange ratios at the time of the merger in order to preserve the tax-free treatment of the merger and the spin-off. We further note that the financial advisors were not asked to consider the spin-off in their opinions because the spin-off would occur after the merger was completed, and the shares of the spun-off company will be distributed to stockholders of the resulting company. Although the complicated adjustment provisions to the exchange ratios were necessary in order to obtain tax-free treatment of the merger and the spin-off, this complexity was not a material consideration in the board’s decision to recommend the merger.

•	We have rewritten the factor with respect to the termination fee to address the Staff’s comment (see the fifth bullet point on page 45).

•	We note for the Staff that Sprint’s board considered Sprint Nextel’s future dividend policy, as well as the expected dividend policy of the spun-off company, and concluded that the different dividend profiles of the two companies would likely be attractive to different investor bases, thereby offsetting any advantage or disadvantage that one dividend policy may have over the other.

Nextel Board of Directors’ Recommendation, page 37

Staff’s Comment 32: Please revise your disclosure consistent with the comment on the disclosure of the Sprint board of director’s recommendation, above. For example, explain how the historical and prospective information regarding each company’s business supports the Nextel board’s decision to recommend the merger. As another example, specifically explain how the exchange ratio, termination fee, etc., support the Nextel board’s recommendation.

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Response: In response to the Staff’s comment:

•	We have clarified on page 46 the discussion of the fundamental premises supporting the Nextel board’s decision to pursue the merger rather than a standalone strategy.

•	We have provided additional disclosure to each of the specific factors, where appropriate, listed on pages 46–47, explaining in more detail how the factors supported (or did not support) the decision of the Nextel board to pursue the merger.

Opinions of Financial Advisors to the Sprint Board of Directors, page 39

Opinions of Financial Advisors to the Nextel Board of Directors, page 47

Staff’s Comment 33: Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Sprint’s or Nextel’s financial advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.

Response: Sprint’s and Nextel’s advisors are providing the materials requested by the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letters, confidential treatment of the materials has been requested pursuant to the provisions of 17 C.F.R. § 200.83, and counsel has requested that the materials be returned promptly following completion of the Staff’s review in accordance with Rules 12b-4 and 418.

Staff’s Comment 34: Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party’s advisor. Accordingly, please disclose all material projections that were exchanged among Sprint, Nextel and their respective financial advisors, or advise us why they are not material. For example, please disclose the “certain financial forecasts and other information and data relating to Sprint and Nextel which were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of Sprint and Nextel...” Also disclose the potential pro forma impact of the merger, including cost savings, operating synergies and non-cash purchase accounting adjustments. You may explain the limited purpose of the prepared forecasts and provide other information so that shareholders better understand the forecasts’ scope and purpose. Also consider the applicability of Regulation G to the extent you include any non-GAAP information in connection with the disclosure of these projections.

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Response: Pro forma financial information relating to the merger is included in the document on pages 183–91. The expected synergy values and strategic benefits of the transaction are summarized and quantified in “The Merger—Strategic and Financial Rationale” on pages 41–44.

Although internal forecasts were exchanged, they were not exchanged until the very end of a protracted discussion process in which an enormous amount of information was exchanged and analyzed, and well after the negotiating teams had agreed in concept to the exchange ratio and to the other key terms of the transaction, including the plan to spin off Sprint’s local telecommunications business. As such, they served as confirmatory due diligence and the provision of this information did not influence the negotiations of the key financial terms of the transaction.

As explained in the joint proxy statement/prospectus (in “The Merger—Background of the Merger” beginning on page 36), the negotiations that culminated in the merger agreement occurred over an eight-month period beginning in April 2004. The parties reviewed and exchanged a great deal of material information over the course of the process, but the exchange ratio was negotiated based on publicly available financial information, including forecasts included in analyst reports. Key to that process was the parties’ evaluation of the synergies and costs savings that might be expected from the transaction. This analysis was substantially complete prior to the parties’ exchange of internal forecasts and was based on publicly available information, the parties’ own knowledge of their companies and the industry and due diligence reviews of materials other than internal forecasts. The expected synergy values and cost savings are summarized and quantified in “The Merger—Strategic and Financial Rationale” on pages 41–44; they are described there because they are one of the reasons the parties ultimately determined to pursue the transaction not because they are independently material under the securities laws.

The companies’ respective management teams agreed in concept to the 1.3:1 exchange ratio by November 2004 (subject, of course, to the final approval of the transaction by the companies’ boards of directors). Representatives of the parties exchanged internal forecasts beginning only on November 29, 2004, after the exchange ratio had been settled by the respective management teams. The internal forecasts were delivered for confirmatory due diligence purposes, not negotiation of the economic terms of the transaction. Resolution of the issues that remained open at that time, including the amount of the equalizing cash payment to be made to Nextel stockholders in order to facilitate the tax-free spin-off of Sprint’s local telecommunications business, was not dependent on the information in the management forecasts. Additional disclosure has been added in “The Merger—Background of the Merger” beginning on page 36 to clarify this progression of events.

The fact that the forecasts exchanged are not material is further supported by the fact that receipt of them did not change either party’s view of the appropriate exchange ratio and neither party took the position that any of the key economic terms of the transaction should be revisited

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based on information included in the internal forecasts. The Sprint and Nextel boards of directors were presented with both Wall Street estimates and the internal forecasts, together with a wealth of other information, in considering the transaction.

We believe that the emphasis on the companies’ internal forecasts that would result from separate disclosure is inappropriate in the light of the importance of other factors, particularly where, as here (1) the forecast information was not furnished until after the essential financial terms of the transaction had been settled and (2) the forecasts did not affect either party’s views as to the relative valuation of the companies.

While we recognize and understand the Staff’s general position on this issue, Sprint and Nextel believe that it is not applicable in these circumstances, which we believe to be unusual, and therefore respectfully request that the Staff reconsider Comment 34.

Staff’s Comment 35: Please disclose the dates that the fairness advisors were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

Response: We have considered the Staff’s comment and supplementally advise the Staff that we believe that the section entitled “The Merger—Background of the Merger” on pages 36–41 appropriately describes the involvement of the financial advisors, and the various dates of such involvement, in the process leading up to the merger. We do not believe that the specific dates of the engagement letters is information that would be meaningful to stockholders, and given that the financial advisors were involved in the process on numerous occasions prior to the signing of the engagement letters, it might be confusing and potentially misleading to investors to specify the dates the engagement letters were signed as having any particular significance. For the Staff’s information, the engagement letter between Citigroup and Sprint is dated November 10, 2004, the engagement letter between Lehman Brothers and Sprint is dated November 27, 2004 and each of the engagement letters between Nextel and its financial advisors, Goldman Sachs, JPMorgan and Lazard, is dated December 11, 2004.

We advise the Staff that, in response to your request, Lehman Brothers and Citigroup will supplementally submit to you under separate cover with a confidential treatment request copies of their engagement letters with Sprint. Similarly, under a separate confidential submission, Simpson Thacher & Bartlett LLP will supplementally provide on behalf of Goldman Sachs, JPMorgan and Lazard the engagement letters between each of the financial advisors and Nextel entered into in connection with the proposed merger between Nextel and Sprint.

Staff’s Comment 36: To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Describe the purpose of each analysis. For example, explain why the merger-of-equals historical comparison, the sum-of-the-parts analysis, and particular measures or methodologies were chosen for each analysis.

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In your description, also include, among other things, why any aspects of either company were excluded from an analysis, such as the exclusion of the Nextel broadband outlay plan and Sprint wireless data plan financial forecasts from aspects of the discounted cash flow analysis on pages 49–50. In this regard, for each analysis, explain the conclusions stockholders should draw from the reported results. Reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure very difficult to understand. Among your revisions, explain what the advisors mean by “implied value” on page 46 and how they derived the “implied exchange ratio” and “implied ownership percentage of Sprint stockholders,” as it is not obvious from the disclosure. Particularly explain what the Nextel financial advisors mean by the terms “terminal value indications,” “unlevered projected free cash flows,” “theoretical analyses of the weighted average cost of capital,” and “indicative values” and how these terms relate to each other in the discounted cash flow analysis beginning on page 49. We may have further comments once we have reviewed the revised disclosure.

Response: We have revised the financial analysis summaries on pages 54–57 and 59–66 to address the Staff’s comment. Specifically, we have revised the disclosure to provide additional explanations of and the purposes of the analyses performed and to eliminate financial jargon and avoid unnecessary financial terms. We have revised the disclosure to explain what is meant by “implied value” and how the “implied exchange ratio” and “implied ownership percentage of Sprint stockholders” are derived.

With respect to the Staff’s comment regarding how each analysis and conclusion is relevant to the stockholders and, specifically, to the consideration they are receiving in the merger, and that the financial advisors explain, for each analysis, the conclusions stockholders should draw from the reported results, we supplementally advise the Staff that none of the financial advisors reached any separate conclusion or conclusions based on any particular analysis or group of analyses, but rather each of them came to a single conclusion as to the fairness of the merger from a financial point of view based on such financial advisor’s experience and professional judgment and all of the analyses performed by such financial advisor taken together. Only this single conclusion of each financial advisor was communicated to the board of directors of Sprint or Nextel, as the case may be. We believe that, in light of these facts, it would be inappropriate and misleading to stockholders to make the requested disclosure as it would require that conclusions be made and described, with respect to individual analyses, when those conclusions were neither made by any of the financial advisors nor presented to or considered by Sprint’s or Nextel’s board of directors. Accordingly, no revisions to the disclosure have been made in this regard.

Staff’s Comment 37: Discounted Cash Flow Analysis, page 46. Please disclose the illustrative implied values per share.

Response: We supplementally advise the Staff that the range of illustrative implied values per share of Sprint common stock were derived by Lehman Brothers and Citigroup and are disclosed in the first paragraph under Discounted Cash Flow Analysis on page 55 to be

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approximately $21.00 to $27.00. We also supplementally advise the Staff that the range of illustrative implied values per share of Nextel common stock were derived by Lehman Brothers and Citigroup and are disclosed in the second paragraph under Discounted Cash Flow Analysis on page 55 to be approximately $28.00 to $36.00.

We have revised this subsection to disclose the illustrative implied exchange ratios described in the third paragraph under Discounted Cash Flow Analysis that were calculated based on the illustrative implied values per share.

Staff’s Comment 38: Mergers of Equals Historical Comparison, page 46. Please explain why the Sprint financial advisors didn’t consider any of the selected transactions to be comparable.

Response: In response to the Staff’s comment, we have revised the Mergers of Equals Historical Comparison subsection on page 56 to clarify that (1) the purpose of the analysis was to confirm that a historical precedent existed for the payment of a small premium to the market price of the shares of one of the parties in mergers of equals between parties with a large combined market capitalization and (2) the financial advisors did not consider any of the selected transactions to be comparable to the merger because they were either in an industry that was too different from the industry of Sprint and Nextel or occurred on a date too far in the past such that a meaningful comparison to the merger could not be made.

Staff’s Comment 39: Selected Companies Analysis, page 47. Indicate why the Sprint advisors decided that “certain other publicly traded companies” that were analyzed for comparison purposes were relevant. Then explain why the advisors decided that the companies were not comparable to Sprint, which led to their decision not to use the selected companies analysis.

Response: In response to the Staff’s comment, we advise the Staff that although Lehman Brothers and Citigroup performed the selected companies analysis with respect to certain other publicly traded companies that they considered to be relevant in that they were the most closely comparable publicly traded companies to Sprint and Nextel, Lehman Brothers and Citigroup concluded that, based on inherent differences between the respective businesses, operations and prospects of those selected companies and Sprint, none of those selected companies was sufficiently comparable to Sprint to make the selected companies analysis meaningful. We have revised the Selected Companies Analysis on page 56 to clarify this.

Staff’s Comment 40: Pro Forma Analysis, page 47. Please explain what “certain cost savings and operating synergies” and “certain non-cash purchase accounting adjustments” were included and not included in this analysis. Also give an indication how accretive or dilutive the transaction would be to Sprint’s shareholders in the years discussed. Provide corresponding disclosure about the pro forma merger analysis conducted by Nextel’s advisors on page 53.

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Response: In response to the Staff’s comment, we have revised the section on page 57 to explain what “certain cost savings and operating synergies” and “certain non-cash purchase accounting adjustments” were included and not included in the analysis. We have indicated how accretive or dilutive the transaction would be to the Sprint stockholders under the various scenarios described by adding a table with the accretion/dilution numbers that were calculated. We have also added disclosure on page 63 demonstrating how accretive or dilutive the transaction would be to Nextel stockholders under certain scenarios.

Staff’s Comment 41: Selected Companies Analysis (including Nextel broadband), page 51. Please explain the results of this analysis and how the results were used to analyze the fairness of the consideration to be received by Nextel shareholders in the merger.

Response: We have made the requested revisions. Please see “The Merger—Opinions of Financial Advisors to the Nextel Board of Directors—Financial Analyses of Nextel’s Financial Advisors—Selected Companies Analysis” beginning on page 62.

Staff’s Comment 42: Selected Transaction Analysis, page 52. Please explain how the Nextel advisors considered the information obtained from this analysis in evaluating the fairness of the consideration to be received by Nextel shareholders. For example, how do the premiums from the selected transactions compare to the premiums of the current merger?

Response: We have made the requested revisions. Please see “The Merger—Opinions of Financial Advisors to the Nextel Board of Directors —Financial Analyses of Nextel’s Financial Advisors—Selected Transactions Analysis” beginning on page 63.

Staff’s Comment 43: Contribution Analysis, page 53. Please explain how the advisors considered the information obtained from this analysis in evaluating the fairness of the consideration to be received by Nextel shareholders. For example, how do the relative contributions compare to the percentage of outstanding shares that each company’s shareholders will receive in the merger?

Response: We have made certain of the requested revisions. Please see “The Merger—Opinions of Financial Advisors to the Nextel Board of Directors—Financial Analyses of Nextel’s Financial Advisors—Contribution Analysis” beginning on page 64.

Goldman Sachs, JPMorgan and Lazard did not perform the type of analysis or provide to the Nextel board of directors the information requested by the Staff’s comment with respect to the comparison of the relative contributions to the percentage of outstanding shares that each Nextel stockholder will receive in the proposed merger. Accordingly, it would be inappropriate, after the fact, to create analyses not performed in connection with the preparation and delivery of their opinion or communicated to the Nextel board of directors. Therefore, we cannot provide the requested comparison in the First Amendment.

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April 28, 2005

Staff’s Comment 44: Disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

Response: In regard to Sprint, we have revised the disclosure on pages 50 and 52 to disclose the compensation received by the advisors. In regard to Nextel, we have also made the requested revisions on page 65.

Material United States Federal Income Tax Consequences, page 64

Staff’s Comment 45: Clearly state that each company has received a tax opinion from its identified counsel. Please remove from your discussion of the current tax opinion your references to the confirming opinions that are a condition to closing and to representations from each company that must remain true at the time these additional, confirming opinions are rendered.

Response: In response to the Staff’s comments, we have clearly stated the opinions being given to each company in connection with the filing of the Registration Statement by the identified counsel. All references to opinions to be delivered to each company at the time of completion of the merger have been removed from the general discussion and have been described under a separate heading at the end of the section entitled “Material U.S. Federal Income Tax Consequence” on page 80. Because the opinions rendered in connection with the filing of the Registration Statement are being delivered before the date of completion of the merger, we could not delete the requirement that all representations made by each company to its respective counsel in connection with such opinions remain true as of the time of completion of the merger. Please see “Material U.S. Federal Income Tax Consequences” beginning on page 77.

Staff’s Comment 46: It is unclear whether the tax discussion section is counsel’s opinion. If it is, and you intend to file short-form opinions as exhibits to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

•	Counsel must present its full opinion in this section of the document.

•	In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel’s opinion. Delete all references to the discussion being a general discussion or of general applicability.

•	Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

•	Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set

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forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Response: In response to the Staff’s comments, we have clarified that the discussion constitutes the identified counsels’ full opinions and have clearly identified the scope of such opinions. We have deleted the qualification that the discussion is of a general nature. In addition, forms of opinions have been filed as exhibits to the First Amendment. Finally, the opinions in question will be delivered as of the effective time of the Registration Statement.

The Merger Agreement, page 67

Termination, page 78

Termination Fees, page 79

Staff’s Comment 47: So that investors can clearly understand the consequence of each termination event, please revise so that the events requiring the payment of the $1 billion termination fee are explained separately from those that will not require payment of the termination fee.

Response: In response to the Staff’s comments, we have modified the sections entitled “The Merger Agreement—Termination Events; Termination Fee Required” and “The Merger Agreement—Termination Events; No Termination Fee Required,” respectively, on pages 92 and 94.

Contemplated Spin-Off of Local Telecommunications Business, page 82

Staff’s Comment 48: Tell us in your response letter whether Sprint’s decision to proceed with the spin-off will be made prior to the completion of the merger and whether Sprint and Nextel have filed the private letter ruling request described on page 82.

Response: Although Sprint and Nextel filed the private letter ruling request on April 6, 2005, the decision whether to proceed with the spin-off may not be made definitively until after completion of the merger, in part, because the private letter ruling may not be received by that time.

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Sprint Annual Meeting, page 89

Solicitation of Proxies, page 93

Staff’s Comment 49: We note your statement that proxies may be solicited by mail, telephone, fax, personal interviews or other methods of communication. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Response: We confirm our understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A.

Security Ownership of Directors and Executive Officers, page 95

Staff’s Comment 50: Please note that Item 403 of Regulation S-K requires beneficial ownership information as of the most recent practicable date. Please update the beneficial ownership tables for both Sprint and Nextel as of the most recent practicable date.

Response: The beneficial ownership tables for both Sprint and Nextel have been updated as of March 31, 2005, i.e., the most recent practicable date.

Proposal 1. Amendment to Sprint’s Articles of Incorporation..., page 97

Staff’s Comment 51: Your disclosure indicates that, by approving the increase in the number of authorized Sprint series 1 common stock, Sprint stockholders also are voting to decrease the par value of that stock, which decrease has particular significance under Kansas law. Please tell us what consideration you have given to unbundling these proposals to provide Sprint stockholders an opportunity to vote on them separately. For further guidance, see the September 2004 supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: Sprint expects its board of directors to retract the change in par value of its series 1 common stock and, accordingly, Sprint no longer intends to seek stockholder approval to decrease the par value of such stock. As a result, there should be no issue with regard to bundling.

Staff’s Comment 52: Please clarify whether the amendments to Sprint’s articles of incorporation will be implemented whether or not the merger is completed. Also disclose whether the proposal is conditioned on the approval of other proposals.

Response: We have provided the requested disclosure to clarify that the amendment to Sprint’s articles of incorporation will be implemented only if the merger is completed. If the merger is not completed, Sprint may seek stockholder approval at some future time to increase the number of authorized shares of Sprint series 1 common stock, but not to six billion shares (unless it is in the context of a different merger).

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Although we have previously stated on pages 15 and 104 that this Proposal is conditioned on the approval of Proposals 2 and 3, we have added further disclosure to the same effect on page 112.

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of Incorporation, page 98

Staff’s Comment 53: Please clearly disclose what amendments to Sprint’s articles of incorporation are being proposed. In addition, please tell us what consideration you have given to unbundling these proposals to provide Sprint stockholders an opportunity to vote on them separately. In this regard, we note that you are proposing, among other things, a name change, the creation of two classes of stock, and adding a provision stating that shareholder approval is not required to acquire non-voting common stock from holder.

Response: In response to the Staff’s comment, we have disclosed on page 113 the proposed amendments to Sprint’s articles of incorporation. To assist stockholders, we have also added a cross-reference to the more detailed discussion of the Sprint Nextel amended and restated articles of incorporation set forth in the section entitled “Authorized Capital Stock of Sprint Nextel.”

It was after much consideration to the bundling issue that the three separate proposals related to the merger were established. We believe that the three proposals provide Sprint stockholders an opportunity to vote on the substantive amendments separately. We do not believe that, other than the proposed amendment to change Sprint’s name, the proposed amendments within this particular proposal are material and, therefore, we believe that they do not necessitate being divided into additional proposals.

Staff’s Comment 54: Please explain what “[m]inor clarifying changes will also be made in Sprint’s articles of incorporation.”

Response: The following list summarizes the changes that Sprint is proposing to make to the Sprint articles of incorporation, each of which it considers to be a minor clarifying change:

•	changes in defined terms and other language to reflect the inclusion in the articles of the new class of non-voting common stock and a new series of preferred stock and the elimination of the terms of the PCS common stock (the PCS common stock was converted into FON common stock as expressly permitted by the articles);

•	the elimination of sections, references and terms that no longer have applicability, such as references to Alien Directors (Sprint is no longer subject to a legal restriction regarding Alien Directors), a classified board, provisions applicable to France Telecom and Deutsche Telekom (which no longer own shares), PCS common stock and other related references;

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•	conforming references and other changes to remain consistent with applicable statutes (for example, existing Article Fifth, Section 5 will be deleted because it is inconsistent with Kansas law once the classified board was eliminated; the Sprint stockholders approved an amendment declassifying the board in 2003);

•	changes in numbering to reflect the elimination of sections; and

•	language to clarify when the series 2 common stock has a full vote.

While the changes are numerous, Sprint does not believe that any of them are material and further believes that including an extended listing of these items in the joint proxy statement/prospectus would be distracting and confusing to stockholders.

Staff’s Comment 55: Clearly disclose whether the amendments to Sprint’s articles of incorporation will be implemented whether or not the merger is completed. For example, will you delete references to the PCS common stock whether or not the merger is completed? Also disclose whether the amendments are conditioned on the approval of other proposals.

Response: As requested, we have disclosed that the amendments to Sprint’s articles of incorporation will be implemented only if the merger is completed. If the merger is not completed, Sprint may seek stockholder approval at some future time to effect certain of the clean-up amendments, such as deleting the reference to the PCS common stock.

We have also disclosed that this Proposal is conditioned on the approval of the other proposals related to the merger (i.e., Proposals 1 and 3) and the approval of each such proposal is required for completion of the merger.

Staff’s Comment 56: Please explain why Sprint is adding a provision permitting the acquisition by Sprint of non-voting common stock from a holder without shareholder approval.

Response: Sprint is adding a provision permitting the acquisition by Sprint of non-voting common stock from a holder of such stock without stockholder approval because it wishes to treat the non-voting common stock similarly to the way it has treated other classes of stock that have been issued to a limited number of holders, as illustrated in the following paragraphs.

By way of background, Article Eighth of Sprint’s articles of incorporation was added to the articles in 1986 when it had only a single class of common stock and three series of preferred stock outstanding, two of which were listed on the New York Stock Exchange. The provision limits the ability of the corporation to purchase shares of its equity securities from the beneficial owner of 5% or more of a class of such securities at a premium over market price. As was stated in Sprint’s 1986 proxy statement, the provision is designed to serve notice, on those who might otherwise acquire Sprint stock with the objective of obtaining a premium for their shares, that

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Sprint’s board is not susceptible to coercion because the power to authorize certain repurchases at a premium price is transferred from the board of directors to the stockholders.

When Sprint issued a new class of common stock (class A common stock) to France Telecom (FT) and Deutsche Telecom (DT) in 1996, Sprint excepted from this provision purchases from FT and DT or their subsidiaries pursuant to other provisions of the articles. The reasoning was that Sprint did not want conflicting provisions and FT and DT held 100% of the class. As FT and DT no longer own shares of Sprint, Sprint is proposing to delete this exception in the amendment to the Sprint articles and, therefore, in the Sprint Nextel articles of incorporation.

Similarly, when Sprint issued series 2 PCS common stock to the Cable Holders in 1998, Sprint excepted from this provision purchases from the Cable Holders pursuant to other provisions of the articles. Again, the Cable Holders initially held close to 50% of the class of PCS common stock. They continue to hold in the aggregate slightly more than 5% of the FON common stock.

Because the non-voting common stock is a separate class and will initially be held by the single holder, Motorola, Sprint does not want to curtail the ability of the board to negotiate with the holder to repurchase the stock (at a premium) if the board deemed it advisable and in the best interests of the stockholders.

Similarly, because the preferred stock is not widely held, Sprint is proposing to add the preferred stock to the exception, thereby permitting repurchases of the preferred stock without stockholder approval. There are currently only 246,766 shares of 7th series preferred stock outstanding, and the proposed amendment would add only 245,245 shares of ninth series preferred stock. The proposed amendment is therefore consistent with past practice in the manner in which Sprint treats repurchases of its narrowly held stock. Sprint does not consider this proposed amendment to be material and, therefore, does not believe it warrants a separate proposal. Moreover, it believes it should be considered together with the amendment to create the class of non-voting stock and a new series of preferred stock, both of which are part of this Proposal.

Proposal 5. Adoption of the Amended and Restated Equity Incentive Plan, page 161

Staff’s Comment 57: Clearly disclose whether any of the amendments to your equity incentive plan would be beneficial to your officers and directors in connection with the merger. For example, are you increasing the number of shares available for issuance because you anticipate making awards in connection with the merger? Are the change in control provisions being added or amended? If so, how are the provisions different from before? Are the change in control provisions retroactive for previous grants under your equity incentive plan? Highlight in the beginning of the proposal any new provisions or amendments of the plan that will be beneficial in connection with the merger. Also describe any material benefits that would result

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from the approval of this proposal in the proxy statement/prospectus summary and the section describing interests of certain persons in the transactions.

Response: Nextel advises the Staff that none of the proposed amendments to the equity incentive plan are designed to be beneficial to Nextel’s executive officers and directors in connection with the merger. The increase in the number of shares available under the plan is proposed because the number of the shares currently available under the existing plan may not be sufficient to fund issuances or transfers under the plan that are expected to be made in the ordinary course of business during the period before the completion of the merger. We have provided additional disclosure on pages 172 and 173 regarding amendments to the plan to address the amendment described in the next paragraph.

The current plan expressly provides for acceleration of vesting of all awards, except stock appreciation rights and restricted shares, with respect to which acceleration is permitted but not mandatory if a change of control occurs and is followed by specified termination events relating to the holder of the awards. The amendment treats stock appreciation rights and restricted shares in the same manner as all other awards. Because no stock appreciation rights or restricted shares are currently outstanding, this amendment will have no effect on outstanding awards to directors, officers or other employees.

Annexes to the Merger Agreement and Registration Statement Exhibits

Staff’s Comment 58: Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the agreement and plan of merger. In addition, please file an agreement to furnish to us a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response: As requested, we have filed a list of exhibits and schedules to the Agreement and Plan of Merger as Exhibit 2.2 to the First Amendment and an agreement to furnish supplementally a copy of any omitted schedule or similar attachment to the Staff upon request has been added to the exhibit index.

Staff’s Comment 59: In the consents filed as exhibits 99.3 through 99.7, each advisor makes similar statements that its consent is being delivered or included with the filing of the “above referenced version of the Registration Statement.” The “above referenced version” is the “Initially Filed Registration Statement on Form S-4 of Sprint Corporation.” Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

Response: We note the requirement and accordingly have filed new consents with the First Amendment.

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Staff’s Comment 60: With your next amendment, please file as exhibits or provide us with draft copies of the form of proxy card, the voting agreements, and the tax opinions. Also include the form of Sprint Nextel amended and restated articles of incorporation as an annex to the merger agreement, or provide us with a draft copy of the articles. We will need adequate time to review and comment upon them.

Response: As requested, we are providing the Staff with draft copies of the two forms of proxy card and the Sprint Nextel amended and restated articles of incorporation. Forms of the tax opinions are being filed as Exhibits 8.1 and 8.2 to the First Amendment. As of the date of this letter, there are no voting agreements in place.

Staff’s Comment 61: Tell us what consideration you have given to filing as a material contract to the registration statement Nextel’s agreement with Motorola not to dispose of Nextel’s class B common stock in a transaction that would result in conversion of the Nextel class B common stock into class A common stock. It appears Sprint has a beneficial interest in the agreement. See Item 601(b)(10)(i) of Regulation S-K.

Response: We are filing Nextel’s agreement with Motorola as a material contract to the First Amendment. Please see Exhibit 10.1.

* * * * *

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We trust that the foregoing is responsive to the Staff’s comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/S/ E. WILLIAM BATES, II
E. William Bates, II

wb

cc:	Cheryl Grant, Staff Attorney

Kathleen Krebs, Special Counsel

United States Securities and Exchange Commission

Mr. Thomas A. Gerke

Ms. Claudia S. Toussaint

Mr. Charles R. Wunsch

Sprint Corporation

Leonard J. Kennedy

Gary D. Begeman

Richard A. Montfort

Nextel Communications, Inc.

Robert I. Townsend, III

Cravath, Swaine & Moore LLP

Robert A. Profusek

Jones Day

Toby S. Myerson

Paul, Weiss, Rifkind, Wharton & Garrison LLP